SANDERS MORRIS HARRIS LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

Year Ended December 31, 2015

Form	Assessment	Payment Date	Amount Paid	Name of SIPC Collection Agent to Whom Mailed
SIPC-6	13,064	7/30/2015	13,064	All payments were mailed with related forms to:
SIPC-7	9,233	2/25/2016	9,233	Securities Investor Protection Corporation
				P.O. Box 92185, Washington, D.C. 20090-2185

There were no underpayments during the year ended December 31, 2015, and no overpayments applied from prior periods or carried forward to future periods.